UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 ---------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                            First South Bancorp, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                           -------------------------
                         (Title of Class of Securities)

                                    33646D102
                           -------------------------
                                 (CUSIP Number)

                                October 10, 2003
                          ---------------------------
             (Date of Event which Requires Filing of this Statement)




         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /_/      Rule 13d-1(b)
         /X/      Rule 13d-1(c)
         /_/      Rule 13d-1(d)




         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







         CUSIP No.:  33646D102

                               (Page 1 of 5 Pages)

--------------------                                         -------------------
CUSIP No. 33646D102                13G                         Page 2 of 5 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1         Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Herman Eugene Ratchford
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
          (See Instructions)         (a) /_/
                                     (b) /_/
          Not applicable
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Citizenship or Place of Organization

          North Carolina
--------------------------------------------------------------------------------
                         5    Sole Voting Power

   Number of Shares           95,987 shares
 Beneficially Owned by   -------------------------------------------------------
 Each Reporting Person   6    Shared Voting Power
         With
                         -------------------------------------------------------
                         7    Sole Dispositive Power

                              95,987 shares
                         -------------------------------------------------------
                         8    Shared Dispositive Power

--------------------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person

          95,987 shares
--------------------------------------------------------------------------------
10        Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares  (See Instructions)                 /_/
--------------------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)

          10.4%
--------------------------------------------------------------------------------
12      Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------                                         -------------------
CUSIP No. 33646D102                13G                         Page 3 of 5 Pages
--------------------                                         -------------------

Item 1  (a).      Name of Issuer:

                  First South Bancorp, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  1450 John B.White, Sr. Blvd., Spartanburg, SC 29306

Item 2 (a).       Name of Person Filing:

                  Herman Eugene Ratchford

Item 2 (b).       Address of Principal Business Office or, if None, Residence:

                  P.O. Box 4158, Gastonia, NC 28053

Item 2 (c).       Citizenship:

                  Herman Ratchford is a United States citizen.

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  33646D102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  /_/ Broker or dealer registered under Section 15 of the Exchange Act.
(b)  /_/ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)  /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) /_/ Investment company registered under Section 8 of the Investment Company Act.
(e)  /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14)of the Investment Company Act.
(j)  /_/ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     The Person filed this statement pursuant to Rule 13d-1(c). This item is not applicable.

--------------------                                         -------------------
CUSIP No. 33646D102                13G                         Page 4 of 5 Pages
--------------------                                         -------------------

Item 4.           Ownership.

        (a)      Amount beneficially owned:  95,987 shares
        (b)      Percent of class:   10.4%
        (c)      Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote:  95,987 shares
                (ii)    Shared power to vote or to direct the vote:
                (iii)   Sole power to dispose or to direct the disposition of:
                        95,987 shares
                (iv)    Shared power to dispose or to direct the disposition of:


Item 5.         Ownership of Five Percent or Less of a Class.

                This item is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Of the 95,987 shares beneficially owned by the Reporting Person, 9,600 of such shares are held of record by Triangle Real Estate of Gastonia, Inc., a North Carolina corporation wholly-owned by the Reporting Person, which corporation would therefore have the right to receive dividends from, or the proceeds from, the sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                This item is not applicable.

Item 8.         Identification and Classification of Members of the Group.

                This item is not applicable.

Item 9.         Notice of Dissolution of Group.

                This item is not applicable.

Item 10.        Certifications.

                         By signing  below I certify  that,  to the best of my
                knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------                                         -------------------
CUSIP No. 33646D102                13G                         Page 5 of 5 Pages
--------------------                                         -------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   December 11, 2003
                                               ---------------------------------
                                                            Date


                                                  /s/Herman E. Ratchford
                                               ---------------------------------
                                                          Signature


                                                     Herman E. Ratchford
                                               ---------------------------------
                                                          Name/Title



         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).